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THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 18, 1997 PURSUANT
                  TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                               (Amendment No 3)*

                       Physicians Health Services, Inc.
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  71940Q-10-6
                     ----------------------------------------
                                   (CUSIP Number)


Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  71940Q-10-6            13G                        Page 2  of 4  Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Michael E. Herbert


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

                607,012

        6  SHARED VOTING POWER

                0

        7  SOLE DISPOSITIVE POWER

                607,012

        8  SHARED DISPOSITIVE POWER

                0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,012 Assumes conversion of Class B Common Stock into Class A Common Stock. Includes 9,500 shares of Class A Common Stock, owned by Anastacia Herbert, former spouse of Mr. Herbert, as to which Mr. Herbert has voting control. Includes 4,670 shares of Class A Common Stock and 7,500 shares of Class B Common Stock owned by Jacqueline Herbert, spouse of Mr. Herbert, as trustee, as to which Mr. Herbert disclaims beneficial ownership. Assumes exercise of stock options exercisable within 60 days of 12/31/96 for 106,269 shares of Class A Common Stock.

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.9%

12 TYPE OF REPORTING PERSON*

        IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                               Page 3 of 4 Pages

Item 1

(a)  Name of Issuer:
     Physicians Health Services, Inc.

(b)  Address of Issuer's Principal Executive Offices:
     One Far Mill Crossing
     P.O. Box 904
     Shelton, CT  06484-0944

Item 2

(a)  Name of Person Filing:
     Michael E. Herbert

(b)  Address of Residence:
     30 Applegate Lane
     Trumbull, CT  06611

(c)  Citizenship:
     U.S.A.

(d)  Title of Class of Securities:
     Class A Common Stock, par value $0.1 per share

(e)  CUSIP No:
     71940Q-10-6

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)

NOt applicable

Item 4.  Ownership

As of December 31, 1995

(a) 607,012 shares beneficially owned (Assumes conversion of Class B Common Stock into Class A Common Stock. Includes 9,500 shares of Class A Common Stock owned by Anastacia Herbert, former spouse of Mr. Herbert, as to which Mr. Herbert has voting control. Includes 4,670 shares of Class A Common Stock and 7,500 shares of Class B Common Stock owned by Jacqueline Herbert, spouse of Mr. Herbert, as trustee, as to which Mr. Herbert disclaims beneficial ownership. Assumes exercise of stock options exercisable within 60 days of 12/31/96 for 106,269 shares of Class A Common Stock.)

(b) 9.9% of Class A (Assumes conversion of reporting person's Class B Common Stock for Class A Common Stock, but does not assume conversion of any other shares of Class B Common Stock.)

                                                               Page 4 of 4 Pages
(c) Mr. Herbert has sole power to vote or direct the vote of 607,012 shares. Mr. Herbert has sole power to dispose or to direct the disposition of 607,012 shares. Mr. Herbert does not share voting power or the power to dispose of any of the shares.

Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.  Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

Not Applicable

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 14, 1997
                                --------------------------------
                                Date


                                /s/ Regina M. Campbell
                                ---------------------------------
                                Signature
                                Regina M. Campbell
                                Attorney in Fact
                                ---------------------------------
                                Name/Title